FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date Feb 3, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

January 13, 2005

News Release:

     05-01

CNQ: CDGI

OTC Bulletin Board:

CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

D. Sanders Resigns

Calgary, Alberta - CDG Investments Inc. wishes to announce that David Sanders has resigned as a Director of CDG Investments Inc. effective immediately.

The board wishes to thank Mr. Sanders for his past services and wish him the very best in his future endeavors.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

January 17, 2005

News Release:

     05-02

CNQ: CDGI

OTC Bulletin Board:

CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

Notice of Intention to Distribute/Sell Securities

CDG Investments Inc. has filed a Form 45-102F1 – Notice of Intention to Distribute/Sell 500,000 common shares of the 5,899,048 common shares it owns of Manson Creek Resources Ltd.  In addition, CDG owns 500,000 warrants exercisable into 500,000 common shares at $0.15 per common share.   The 500,000 common shares will be qualified for distribution on January 24, 2005.

“James Devonshire”

James Devonshire

President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.